Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave and Nokia Strengthen Global Partnership

DragonWave anchors Nokia’s newly formed MicroWave Backhaul EcoSystem

Barcelona, Spain at Mobile World Congress, March 3, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced entry into Nokia’s newly formed MicroWave Backhaul EcoSystem.  DragonWave is continuing its longstanding partnering with Nokia, which was formed four years ago, and was strengthened in 2012 through DragonWave’s purchase of the Nokia microwave business unit.  The two companies have over 50 active customers.

The DragonWave-Nokia partnership is a broad, multi-faceted partnership, which includes microwave backhaul, millimeter wave backhaul, joint development and technology collaboration, network management collaboration and sales, services, R&D, and legacy maintenance.

“DragonWave welcomes Nokia’s focus on strengthening sales of partner products and the creation of the Partner Business Unit,” said DragonWave President and CEO Peter Allen. “The increased focus on Nokia’s growth through partnership, will be strengthened through the creation of the microwave backhaul ecosystem, and allows both companies to have a greater focus on offering the best end-to-end solution.  As the long-standing global partner in this ecosystem, DragonWave looks to build on our cornerstone foundation, and continue to grow the partnership through continued joint development and delivery of complete mobile broadband solutions.  This is demonstrated by our progress in 2015 already, where we jointly have 15 active and completed trials, and 5 new end customer projects.”

“Our mobile operator customers require a wide range of wireless solutions from small-cell to high capacity macro-cell.  As Nokia’s global microwave backhaul partner, DragonWave continues to offer our customers high-capacity and spectrally-efficient solutions,” said Vittorio Tagliabue, Head of Microwave Transport Partner Business at Nokia Networks. “Together, we introduce new powerful innovations to our microwave backhaul portfolio, like the recent base station transport plug-in card for zero footprint solutions.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:	Media Contact:
John Lawlor	Nadine Kittle	Becky Obbema
Investor Relations	Marketing Communications	Interprose
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
jlawlor@dragonwaveinc.com	nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2424	Tel: 613-599-9991 ext 2262	Tel: (408) 778-2024